JSAT

03003501

CID-B-03-006

January 6, 2003

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed is copy of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed document is as follows:

- JSAT Acquires ISO 14001 Certification

Thank you for your attention and cooperation.

Yours faithfully,

Hideto Usa
Manager
Corporation Communications and Investor Relations Department
Corporate Planning & Communications Group
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

December 26, 2002
JSAT Corporation

JSAT Acquires ISO 14001 Certification

JSAT Corporation today announced that it has acquired ISO 14001 certification, the international standard for environmental management system (EMS).

JSAT's Environmental Policy consists of four major themes:

(1) being a satellite operator that considers environmental protection and convenience;
(2) operating environmentally sound satellite control centers;
(3) promoting work practices that constantly take into account environmental protection; and
(4) setting and communicating goals for continuous environmental activities.

As a leading satellite operator in the Asia-Pacific region, JSAT is determined to continually improve its EMS, as well as to build greater awareness of the need for environmental protection among its employees.

Details of the ISO 14001 certification are as follows:

1) Date certified

December 25, 2002

2) Defined sites subject to certification

Provision of satellite communication services in the above organization including Headquarters, Yokohama Satellite Control Center, Gunma Satellite Control Station and Osaka Branch Office

3) Accredited Company

Japan Audit and Certification Organization for Environment and Quality (JACO)

JSAT株式会社
東京都千代田区丸の内1-11-1

JSAT Corporation
Pacific Century Place Marunouchi 17·18F